SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
mborrelli@sidley.com (312) 853-7531	FOUNDED 1866

October 9, 2009

Ms. Karen J. Garnett
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.W.
Washington, D.C.  20549

Re:	ML Transtrend DTP Enhanced FuturesAccess LLC
Form 10-K for fiscal year ended December 31, 2008
File No. 000-52701
Filed on March 31, 2009

Dear Ms. Garnett:

On behalf of Merrill Lynch Alternative Investments LLC, the manager (“MLAI” or the “Manager”) of ML Transtrend DTP Enhanced FuturesAccess LLC (the “Fund”), thank you for your letter of September 22, 2009, providing comments to the above-referenced filing.  MLAI has reviewed your comments and has provided responses below.  For your convenience, MLAI has included your comments below in bold with the Fund’s corresponding responses following each comment.

Item 1.  Business

1.	Please tell us the allocation by sector of total partnership assets as of the end of the fiscal year. Confirm that you will include similar disclosure in future filings.

The Fund has disclosed the allocation by sector of unrealized profit or loss on long positions, unrealized profit or loss on short positions and net unrealized profit or loss as a percentage of members’ capital as of the end of the fiscal year 2008 in Note 2 on page 10 of the Notes to the Financial Statements filed as an Exhibit 13.01 to the Form 10-K. The Fund will include allocations by sector as a percentage of net unrealized profits and losses on open positions in Item 1 (Business) in future Form 10-K filings for 2009 and subsequent years.

Ms. Karen J. Garnett
October 9, 2009

General Development of Business, page 1

2.
Please provide us with a more detailed description of Transtrend’s trading program and investment objectives.  Explain whether the trading program implemented by Transtrend is systematic or discretionary and whether there were any material changes to the trading program in the last fiscal year.  Provide similar disclosure in future filings.

Please see below the information requested which expands and restates the disclosure under Item 1(c) (Narrative Description of the Business—General).  The Fund will include disclosure similar to the following in future Form 10-K filings for 2009 and subsequent years.

The Fund and MLAI have entered into an Advisory Agreement with Transtrend B.V. (the “Trading Advisor”) whereby the Trading Advisor trades in the international futures and forwards markets pursuant to the Diversified Trend Program - Enhanced Risk Profile (USD) (the “Trading Program”).  The Diversified Trend Program has two risk profiles: the Standard Risk Profile and the Enhanced Risk Profile, investable in various currencies.  The Enhanced Risk Profile is approximately 1.5 times the leverage of the Standard Risk Profile.

The Trading Advisor trades the following instruments on U.S. and non-U.S. exchanges and markets: (a) futures, options, options on futures, and forward contracts on currencies, interest rates, interest rate instruments, commodities, individual stocks, stock indices and other indices; and (b) spot currencies, in all cases ((a) and (b)) traded on regulated markets and/or OTC markets.  The Trading Advisor does not, however, currently trade futures, options, options on futures or forward contracts on individual stocks for the Fund.  Over time, the underlying values of futures, options, options on futures and forward contracts traded may also include other economic variables which are now or may hereafter become the subject of organized futures, options or forward trading.  Over time, the instruments that the Trading Advisor trades may also include swaps or other derivative, margined instruments, in each case traded on regulated and/or OTC markets.

The applied principles of risk management play a dominant role in the Trading Advisor’s trading methodology.  The Trading Program is designed to pursue capital growth within the limits of a defined risk tolerance.  The Trading Program is entirely based on quantitative analysis of signaled price behavior of outright markets and of intra-market and/or inter-market combinations of the instruments concerned, and therefore not on fundamental analysis.

The Trading Program may enter into both long and short positions in any of the instruments involved, or it may have no position.  Long and short positions are likely to be leveraged and unhedged and/or uncovered.  The degree of leverage is implicitly determined by the risk/reward profile selected by the Fund.  The degree of leverage can be expressed as the number of contracts traded or held in position per millions U.S. dollar under management.  A higher degree of leverage represents a higher degree of risk as it goes hand in hand with a higher number of contracts held in a position for each U.S. dollar under management.  As such, a selected risk profile has a consequence for the number of contracts traded and/or held in a position for each U.S. dollar under management.

Ms. Karen J. Garnett
October 9, 2009

The Trading Program is systematic by nature and requires a consistent application.  Therefore, discretionary inputs are not essential to the effectiveness of the Trading Program.  Exceptional market circumstances of the observed past, both favorable and unfavorable, are integrally reflected in the presented performance profile of the Trading Program.  While the Trading Advisor generally will not use discretionary inputs in trading client accounts, in the event of exceptional market circumstances the Trading Advisor may use discretion in an attempt to limit risk to a position or an account.  The use of discretion by the Trading Advisor may have a positive or negative impact on performance of the Fund.

The portfolio composition and the relative weighting of instruments within each portfolio is defined irrespective of the outcome of historical trades.  The guiding principle is strategic diversification in pursuit of a maximum attainable risk spreading, taking correlation analysis and degrees of profit expectancy into account.

As the applied strategies require particular transaction sizes to allow for multiple entry and exit points and because certain minimum transaction sizes may be required or recommendable, the attainable degree of diversification is among others a function of the amount under management.  Generally, larger accounts have a higher degree of diversification.

Specific risk provisions are computed for each market exposure.  The risk provisions are designed to have a pre-defined reliability.  In all trading systems the assessment of price volatility plays a prominent role.  Risk assessments are determined on the basis of a regular or continuous evaluation of daily price behavior, possibly leading to regular adjustments during the lifetime of exposures.

The applied market approach does not forecast markets or price levels but participates in a systematic and dynamic way in signaled price patterns.  The Trading Program exploits directional price movement of outright prices, of time spreads in one or more time frames and of inter-market and -product combinations.

Although the Trading Advisor’s Trading Program is continually evolving, there were no fundamental or material changes to the Trading Program during the 2008 fiscal year.

Ms. Karen J. Garnett
October 9, 2009

Description of Current Charges

3.	We note your disclosure that the table under this subheading does not reflect bid-ask spreads paid on your forward contracts. Please tell us why you have omitted this disclosure.

Bid-ask spreads are not accounted for separately as an accounting item because bid-ask spreads are an integral part of the price paid or received on over-the-counter contracts. For generally accepted accounting principles and tax purposes, costs to acquire or sell financial instruments are capitalized as part of the purchase or sales price and are accounted for in the net realized (or unrealized) gain and loss on the contract rather than being broken out as separate line items.

4.	Please revise your description of annual performance fees in future filings to include the definition of New Trading Profits.

The Fund will include in future Form 10-K filings for 2009 and subsequent years the following definition of “New Trading Profits”: “New Trading Profits” equal any increase in the Net Asset Value of the Fund, prior to reduction for any accrued performance fee, as of the current performance fee calculation date over the Fund’s “High Water Mark.”   The “High Water Mark” attributable to the Fund equals the highest Net Asset Value after reduction for the performance fee then paid, as of any preceding performance fee calculation date.  Net Asset Value, solely for purposes of calculating the performance fee, does not include any interest income earned by the Fund.

Regulation, page 6

5.
Please expand your disclosure to describe in more detail the regulatory provisions applicable to your business.  For example, to the extent material, please provide a discussion of any CFTC-mandated net capital requirements, position limits, and other trading restrictions.  Similarly, describe any position limits and other regulations imposed by the exchanges.  Provide this disclosure in future filings and tell us how you plan to comply.

Please see below the information requested.  The Fund will include disclosure similar to the following in future Form 10-K filings for 2009 and subsequent years.

The Commodity Futures Trading Commission (“CFTC”) has delegated to the National Futures Association responsibility for the registration of “commodity trading advisors,” “commodity pool operators,” “futures commission merchants,” “introducing brokers” and their respective associated persons, and “floor brokers” and “floor traders.”  The Commodity Exchange Act requires commodity pool operators such as MLAI, commodity trading advisors such as the Trading Advisor and commodity brokers or futures commission merchants (“FCMs”) such as Merrill Lynch, Pierce, Fenner & Smith Incorporated to be registered and to comply with various reporting and record keeping requirements.  CFTC regulations also require FCMs to maintain a minimum level of net capital.  In addition, the CFTC and certain commodities exchanges have established limits referred to as “speculative position limits” on the maximum net long or net short speculative positions that any person may hold or control in any particular futures or options contracts traded on U.S. commodities exchanges.  All accounts owned or managed by the Trading Advisor will be combined for position limit purposes.  The Trading Advisor could be required to liquidate positions in order to comply with such limits.  Any such liquidation could result in substantial costs to the Fund.  In addition, many futures exchanges impose limits beyond which the price of a futures contract may not trade during the course of a trading day, and there is a potential for a futures contract to reach its daily price limit for several days in a row, making it impossible for the Trading Advisor to liquidate a position and thereby experiencing dramatic losses.  Currency forward contracts currently are not subject to regulation by any U.S. government agency.

Ms. Karen J. Garnett
October 9, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

6.
Please revise future filings to include a discussion of changes in your net asset value from period to period and quantify those changes.  Also, describe in more detail and quantify the impact of changes in interest rates on NAV.  We note the general description of interest income as a component of profitability on page 25.  Please tell us how you plan to comply.

In future filings the Fund will quantify changes in net asset value and continue to describe events and conditions that affected the Fund’s performance for each period for which the discussion of results is required.  However, the Fund does not intend to provide period on period comparisons of the Fund’s performance.  The disclosures described in Item 303 of Regulation S-K are intended to be forward looking and to provide management’s view of a company.  Providing period on period comparisons may create the misleading impression that such comparisons have any predictive value or indicate the presence of a business trend, and thereby contradict the universally recognized principle applicable to investment funds generally, and commodity pools specifically, that past performance is not necessarily indicative of future results.  Period on period comparisons are not relevant to an analysis of the future prospects of a commodity pool, nor do they aid in an understanding of a commodity pool’s financial health, which is nothing more than its net asset value at any point in time.  The Fund therefore has generally refrained from providing period on period comparisons in the Management’s Discussion and Analysis (“MD&A”) sections of its periodic reports, and the format employed by the Fund is substantially similar to that found in numerous commodity pool filings of which we are aware that have been, or appear to have been, acceptable to the Staff.

Ms. Karen J. Garnett
October 9, 2009

The Fund has included discussion regarding interest income in various parts of the Form 10-K for 2008, including Item 1 (“Interest Earned on the Fund’s U.S. Dollar Cash Assets”), Item 7 (“Variables Affecting Performance”), and the Financial Statements filed as an Exhibit 13.01 to the Form 10-K. In future filings the Fund will provide general information regarding increase or decrease in interest rates, and the impact of such increase or decrease on the Fund’s interest income. The Fund does not intend to quantify the impact of the changes of interest rates on the Fund’s net asset value because generating interest income is ancillary to the Fund’s primary business of speculative futures trading.

Liquidity; Capital Resources, page 25

7.
Please tell us whether you have been subject to margin calls.  If so, quantify the amount of such margin calls in your most recent three fiscal years and confirm that you will provide similar disclosure, if material, in your future filings.

The Fund has not been subject to margin calls. Cash necessary to meet margin has been available in the Fund’s futures clearing account. If the Fund becomes subject to a margin call in the future, the Fund will provide a disclosure in the future Form 10-K filings for 2009 and subsequent years.

8.
Please explain how redemptions are funded.  Clarify how the Partnership obtains the cash needed for redemption payments.  If the Partnership liquidates positions to fund redemptions, please explain how the General Partner decides which positions to liquidate.  Confirm that you will provide similar disclosure in future filings.

Please see below the information requested.  The Fund will include disclosure similar to the following in future Form 10-K filings for 2009 and subsequent years.

As a commodity pool, the Fund maintains an extremely large percentage of its assets in cash, which it must have available to post initial and variation margin on futures contracts.  This cash is also used to fund redemptions. While the Fund has the ability to fund redemption proceeds from liquidating positions, as a practical matter positions are not liquidated to fund redemptions.  In the event that positions were liquidated to fund redemptions, MLAI, as the Manager of the Fund, has the ability to override decisions of the Trading Advisor to fund redemptions if necessary, but in practice the Trading Advisor would determine in its discretion which investments should be liquidated.

*              *             *

Ms. Karen J. Garnett
October 9, 2009

If you have any questions, or require additional information in respect of any of the foregoing responses, please do not hesitate to contact the undersigned at (312) 853-7531.

Sincerely yours,

/s/ Mark Borrelli
Mark Borrelli

cc:           Justin Ferri/MLAI